SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Commission File Number: 001-34122

CHINA DISTANCE EDUCATION

HOLDINGS LIMITED

18th Floor, Xueyuan International Tower

1 Zhichun Road, Haidian District

Beijing 100083, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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China Distance Education Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated May 21, 2013	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Distance Education Holdings Limited

By:	/s/ Ping Wei
Name:	Ping Wei
Title:	Chief Financial Officer

Date: May 22, 2013

Exhibit 99.1

China Distance Education Holdings Limited Reports Financial Results

for the Second Quarter of Fiscal 2013

Record 2Q13 Operating Cash Flow of $7.0 Million, Up 44.4% from 2Q12

Strong Cash Receipts from Online Course Registration of US$15.4 Million in 2Q13

Net Revenue Increased by 5.4% to $13.0 million, Meeting Company Guidance

Raising FY13 Revenue Guidance

BEIJING, China, May 21, 2013 — China Distance Education Holdings Limited (NYSE: DL) (“CDEL”, or the “Company”), a leading provider of online education in China focusing on professional education, today announced financial results for the second quarter of fiscal 2013 ended March 31, 2013.

Second Quarter Fiscal 2013 Financial and Operational Highlights

•	Total course enrollments reached 386,000 in the quarter, an increase of 31.7% from the second quarter of fiscal 2012.

•	Cash receipts from online course registration increased 40.6% to a record $15.4 million.

•	Net Revenue increased by 5.4% to $13.0 million, within the Company’s 2Q13 guidance forecast range, from $12.3 million in the prior year period.

•

Gross profit from continuing operations decreased by 13.6% to $6.1 million from $7.0 million in the prior year period. Gross margin fell to 46.6% from 56.9% in the prior year period due to the delayed APQE enrollment timing and the fixed nature of Company’s operating costs.

•	Operating income from continuing operations decreased 78.1% to $706 thousand from $3.2 million in the prior year period.

•	Net income was $790 thousand, compared to $2.8 million in the prior year period, a decrease of 71.8%.

•

Basic and diluted net income per American Depositary Share (“ADS”) was $0.023, compared to $0.083 and $0.082, respectively, for the second quarter of fiscal 2012. Each ADS represents four ordinary shares.

•	Operating cash flow increased to $7.0 million, an increase of 44.4% from the second quarter of fiscal 2012.

“We are very pleased to report a quarter of very strong cash receipts from online course registration and non-APQE enrollment growth,” stated Mr. Zhengdong Zhu, Chairman and CEO of CDEL. “This performance underscores the robust demand for our diversified, high-quality course offerings and innovative learning systems while also demonstrating the growing recognition and quality of our brand among Chinese students.”

“The delayed APQE course enrollment timing pushed a large proportion of our APQE course revenue from the current quarter to the second half of fiscal 2013, resulting in lower reported revenue for this quarter. With peak exam season approaching, however, we have experienced strong growth in cash receipts from online course registration, resulting in a 40.6% increase in cash receipts from online course registration for this quarter and an approximately 147% increase through the first half of the fiscal third quarter. We are particularly pleased that our cumulative cash receipts from online course registration for APQE from the beginning of our fiscal year through mid-May has increased by about 35% from the same period last year.”

“Our strong enrollment patterns will beneficially impact our fiscal 2013 second half financial results. As such, for fiscal 2013, we are confident we’ll achieve robust revenue and profit growth as we further penetrate the market in our core segments, benefiting from our enhanced product offering through our unparalleled online and mobile learning platforms, and expand into the much larger general online education market through our open learning platform.”

Ms. Ping Wei, Chief Financial Officer of CDEL, added, “We ended our fiscal second quarter with a very strong cash balance of US$53.0 million due to a particularly strong operating cash flow in the quarter, mainly due to the high cash receipts from online course registration generated during the quarter. However, the delayed APQE revenue and the fixed nature of a significant portion of our costs and expenses negatively impacted our operating and net income in the reporting quarter. As we continue to experience particularly strong online enrollment and cash receipts from online course registration increases in 2Q13 and through the first half of 3Q13, we expect much stronger revenue and profitability in the second half of this fiscal year resulting in very healthy revenue and profit growth for the full fiscal year.”

Second Quarter Fiscal 2013 Financial Results

Net Revenue. Total net revenue from continuing operations for the second quarter of fiscal 2013 was $13.0 million, representing a year-over-year increase of 5.4% from $12.3 million in the second quarter of fiscal 2012. Net revenue from online education services, books and reference materials, and other sources contributed to 74.4%, 10.8% and 14.8% of total net revenue, respectively.

Net revenue from online education services was $9.7 million, an increase of 5.1% from $9.2 million in the prior year period. The increase mainly resulted from higher revenue in the Company’s accounting test preparation and accounting continuing education courses other than APQE, and from healthcare and construction engineering courses. Such increase was partially offset by a significant decrease in APQE course revenue due to the delay of AQPE enrollment season by approximately six months in 2013.

Net revenue from books and reference materials for the second quarter of fiscal 2013 was $1.4 million, an increase of 9.5% from $1.3 million in the second quarter of fiscal 2012.

Net revenue from other sources for the second quarter of fiscal 2013 was $1.92 million, an increase of 3.6% from $1.85 million in the second quarter of fiscal 2012. The increase mainly resulted from higher revenue in offline business start-up training courses provided by Zhengbao Yucai and other offline supplementary training courses. Such increase was partially offset by decreased revenue in courseware production service.

Cost of Sales. Cost of sales from continuing operations for the second quarter of fiscal 2013 was $6.9 million, representing an increase of 30.4% from $5.3 million for the second quarter of fiscal 2012. The increase in cost of sales was mainly due to increased salaries and related expenses, lecturer fees, expenses incurred by the Company’s offline business start-up training courses and other supplementary training courses, and cost of books and reference materials due to increased sales.

Gross Profit. Gross profit from continuing operations for the second quarter of fiscal 2013 was $6.1 million, a decrease of 13.6% from $7.0 million in the prior year period. Gross margin declined to 46.6%, compared to 56.9% in the second quarter of fiscal 2012 due to the delayed APQE enrollment timing and the fixed nature of a significant portion of the Company’s operating costs.

Operating expenses. Total operating expenses from continuing operations for the second quarter of fiscal 2013 were $5.4 million, an increase of 42.7% from $3.8 million in the prior year period.

Selling expenses from continuing operations amounted to $3.5 million for the second quarter of fiscal 2013, an increase of 101.7% from $1.7 million in the prior year period. The increase in selling expenses was primarily driven by $1.4 million of commission to the Company’s online distributors incurred in the quarter as compared to $76 thousand in the same period last year. Increased salaries and related expenses and increased advertising and promotional activities heading into heavy enrollment season also contributed to the increase.

General and administrative expenses from continuing operations were $1.9 million in the second quarter of fiscal 2013, a decrease of 6.3% from $2.1 million in the prior year period. The decrease in general and administrative expenses was primarily driven by reversal of provision for doubtful debts due to subsequent collections of the related accounts receivable.

Income Tax Expense. Income tax expenses for the second quarter of fiscal 2013 were $223 thousand, compared to $658 thousand in the prior year period. The decrease in income tax expenses was primarily due to the decrease of taxable income.

Net Income from continuing operations. Net income from continuing operations was $790 thousand for the second quarter of fiscal 2013, compared to $2.8 million in the prior year period.

Net Income. Net income was $790 thousand for the second quarter of fiscal 2013, representing a decrease of 71.8% from $2.8 million in the prior year period. Net income margin was 6.1%, compared to 22.7% in the prior year period.

Diluted Earnings Per ADS. Diluted net income per American Depositary Share (“ADS”) was $0.023, compared to $0.082 for the second quarter of fiscal 2012. Each ADS represents four ordinary shares.

Operating Cash Flow. Net operating cash inflow was $7.0 million for the second quarter of fiscal 2013, compared to $4.8 million in the prior year period. The inflow was primarily the result of net income before non-cash items generated in the quarter, a significant increase in deferred revenue, and decrease in deferred cost. Such inflow was partially offset by the increase in inventories, prepayment and other current assets, and the decrease in income tax payable and refundable fees.

Cash and Cash Equivalents, Term Deposits and Restricted Cash. Cash and cash equivalents, term deposits and restricted cash as of March 31, 2013 rose to $53.0 million as compared to $46.2 million as of December 31, 2012.

Outlook

For the third quarter of fiscal 2013, the Company estimates total net revenue from continuing operations in the range of $16.5-$17.2 million, representing year-over-year growth of approximately 26%-31%.

For the 2013 fiscal year, the Company is raising its guidance of total net revenue from continuing operations to a range of $65.1-$67.2 million, representing year-over-year growth of approximately 25%-29%.

These forecasts reflect the Company’s current and preliminary view, which are subject to change.

Conference Call

The Company will host a conference call at 8:30 a.m. Eastern Time on May 22, 2013 to discuss its second quarter fiscal 2013 financial results and recent development. The conference call may be accessed by calling 1-866-519-4004 (US), 65-6723-9381 (International), 800-819-0121 (China Landline), 400-620-8038 (China Mobile), 800-930-346 (Hong Kong), or 0-808-234-6646 (UK). The conference ID is 59154499.

A telephone replay will be available shortly after the call until May 30, 2013 at 1-855-452-5696 (US), 61-2-8199-0299 (International), 800-870-0205 (China Landline), 400-120-0932 (China Mobile), 800-963-117 (Hong Kong), or 0-808-234-0072 (UK). The conference ID is 59154499.

A live and archived webcast of the conference call will be available at http://ir.cdeledu.com.

About China Distance Education Holdings Limited

China Distance Education Holdings Limited is a leading provider of online education in China focusing on professional education. The online courses offered by the Company are designed to help professionals and other course participants obtain and maintain the skills, licenses and certifications necessary to pursue careers in China in the areas of accounting, law, healthcare, construction engineering, and other industries. The Company also offers online test preparation courses to self-taught learners pursuing higher education diplomas or degrees and to secondary school and college students preparing for various academic and entrance exams. In addition, the Company offers online foreign language courses and offline business start-up training courses. For further information please visit http://ir.cdeledu.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “may,” “should,” “potential,” “continue,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “is/are likely to,” “estimate” and similar statements. Among other things, the outlook for the fiscal year 2013, the third quarter of the fiscal year 2013 and quotations from management in this announcement, as well as the Company’s strategic and operational plans (including the Company’s open-platform strategy), contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and growth strategies; our future prospects and market acceptance of our online and offline courses and other products and services; our future business development and results of operations; projected revenues, profits, earnings and other estimated financial information; projected enrollment numbers; our plans to expand and enhance our online and offline courses and other products and services; competition in the education and test preparation markets; and Chinese laws, regulations and policies, including those applicable to the Internet and Internet content providers, the education and telecommunications industries, mergers and acquisitions, taxation and foreign exchange.

Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments. Adjustments to the financial statements may be identified when audit work is performed for the year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Contacts:

China Distance Education Holdings Limited Lingling Kong, IR manager Tel: +86-10-8231-9999 ext1805 Email: IR@cdeledu.com	Investor Relations: Bill Zima ICR Inc. Tel: +1 646-328-2550

(Financial Tables on Following Pages)

China Distance Education Holdings Limited

Consolidated Balance Sheets

(in thousands of US Dollars, except number of shares and per share data)

	September 30, 2012	March 31, 2013
	(Derived from Audited)	(Unaudited)
Assets:
Current assets:
Cash and cash equivalents	49,723	49,812
Term deposit	7,956	3,220
Restricted cash	6	6
Accounts receivable, net of allowance for doubtful accounts of US$2,092 and US$1,764 as of September 30, 2012 and March 31, 2013, respectively	4,081	4,378
Inventories	658	966
Prepayment and other current assets	3,573	4,996
Deferred tax assets, current portion	1,856	1,753
Deferred cost	1,795	919

Total current assets	69,648	66,050

Non-current assets:
Property, plant and equipment, net	9,676	10,219
Goodwill	7,511	7,600
Other intangible assets, net	1,929	1,626
Deposit for purchase of non-current assets	131	163
Other non-current assets	1,091	1,367

Total non-current assets	20,338	20,975

Total assets	89,986	87,025

Liabilities and equity:
Current liabilities:
Accrued expenses and other liabilities (including accrued expenses and other liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$8,789 and US$9,830 as of September 30, 2012 and March 31, 2013, respectively)	9,636	10,578
Income tax payable (including income tax payable of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$2,319 and US$2,028 as of September 30, 2012 and March 31, 2013, respectively)	2,627	2,384
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$9,408 and US$19,547 as of September 30, 2012 and March 31, 2013, respectively)	9,450	19,639
Refundable fees (including refundable fees of the consolidated VIE without recourse to China Distance Education Holdings Limited of US$3,524 and US$2,410 as of September 30, 2012 and March 31, 2013, respectively)	3,524	2,410

Total current liabilities	25,237	35,011

Non-current liabilities:
Deferred tax liabilities, non-current portion (including non-current portion of deferred tax liabilities of the consolidated VIE without recourse to China Distance Education Holdings Limited of nil and nil as of September 30, 2012 and March 31, 2013, respectively)	132	244

Total non-current liabilities	132	244

Total liabilities	25,369	35,255

Equity:
Ordinary shares (par value of US$0.0001 per share at September 30, 2012 and March 31, 2013, respectively; Authorized – 480,000,000 shares at September 30, 2012 and March 31, 2013; Issued and outstanding – 134,386,849 and 135,460,357 shares at September 30, 2012 and March 31, 2013, respectively)	13	14
Additional paid-in capital	61,777	46,196
Accumulated other comprehensive income	4,922	5,390
Retained Earnings/(Cumulative deficits)	(2,095)	170

Total China Distance Education Holdings Limited shareholders’ equity	64,617	51,770

Total equity	64,617	51,770

Total liabilities and equity	89,986	87,025

China Distance Education Holdings Limited

Unaudited Consolidated Statements Of Operations

(in thousands of US dollars, except number of shares, per share and per ADS data)

	Three Months Ended March 31,
	2012	2013

Sales, net of business tax, value-added tax and related surcharges:
Online education services	9,202	9,675
Books and reference materials	1,280	1,401
Others	1,853	1,920

Total net revenues	12,335	12,996

Cost of sales
Cost of services	(4,683)	(6,020)
Cost of tangible goods sold	(637)	(915)

Total cost of sales	(5,320)	(6,935)

Gross profit	7,015	6,061

Operating expenses
Selling expenses	(1,717)	(3,464)
General and administrative expenses	(2,073)	(1,943)

Total operating expenses	(3,790)	(5,407)
Other operating income	—	52

Operating income	3,225	706

Interest income	229	316
Exchange loss	(16)	(9)

Income before income taxes	3,438	1,013
Less: Income tax expense	(658)	(223)

Net income from continuing operations attributable to China Distance Education Holdings Limited	2,780	790

Net income from discontinued operations attributable to China Distance Education Holdings Limited, net of tax	21	—

Net income attributable to China Distance Education Holdings Limited	2,801	790

Net income per share:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic from continuing operations	0.021	0.006
Basic from discontinued operations	0.000	—

Basic	0.021	0.006

Diluted from continuing operations	0.021	0.006
Diluted from discontinued operations	0.000	—

Diluted	0.021	0.006

Net income per ADS:
Net income attributable to China Distance Education Holdings Limited shareholders
Basic from continuing operations	0.082	0.023
Basic from discontinued operations	0.001	—

Basic	0.083	0.023

Diluted from continuing operations	0.082	0.023
Diluted from discontinued operations	0.000	—

Diluted	0.082	0.023

Weighted average shares used in calculating net income per share:
Basic	135,562,521	135,441,967
Diluted	136,024,388	136,651,862